Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated March 31, 2008, relating to the financial statements of Gerdau S.A., and the effectiveness of Gerdau’s internal control over financial reporting, which reports expressed an unqualified opinion and includes an explanatory paragraph concerning the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, effective January 1, 2007, appearing in the Annual Report on Form 20-F of Gerdau S.A. for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte Touche Tohmatsu
Rio de Janeiro, Brazil
April 11, 2008